SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

BIOTIME INC.

(Name of Issuer)
Common Shares, no par value	09066L105
(Title of class of securities)	(CUSIP number)

George Karfunkel
59 Maiden Lane
 New York, New York  10038
(212) 936-5100

(Name, address and telephone number of person authorized to receive notices and communications)

August 20, 2009

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

Note:  When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

(Continued on following page(s))
(Page 1 of 4 Pages)

CUSIP No. 09066L105	13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON: George Karfunkel S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: **
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER	4,997,217
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	4,997,217
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY
	REPORTING PERSON:		4,997,217
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		14.3%
14	TYPE OF REPORTING PERSON:	IN

ITEM 1.    SECURITY AND ISSUER

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Statement on Schedule 13D, as amended by Amendment No. 1 dated July 13, 2009 (the “Statement”) pertaining to the common shares, no par value (the “Shares”), of BioTime, Inc., a California corporation (the “Company” or “BioTime”), and is filed by George Karfunkel.  Unless otherwise defined herein, all capitalized terms used herein shall have the meanings previously ascribed to them in the previous filing of the Statement.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information on Mr. Karfunkel’s cover sheet and the information presented in response to Item 6 is incorporated by reference herein.

ITEM 4.    PURPOSE OF TRANSACTION

(a)           The information presented in response to Item 5(c) is incorporated by reference herein.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

(a)           As of the date of this statement, Mr. Karfunkel beneficially owned the Shares and the percentage of the outstanding Shares of BioTime shown the cover page, which information is incorporated by reference herein.  The percentages are based upon information provided by the Company as to the number of shares outstanding as of July 14, 2009, as reported by the Company in is Quarterly Report on Form 10-Q for the three months ended June 30, 2009, plus the number of Shares issued by the Company in exchange for its revolving line of credit notes as disclosed by the Company in a Current Report on Form 8-K.

The Shares beneficially owned by Mr. Karfunkel include (a) 2,782,217Shares owned by Mr. Karfunkel as of the date of this Statement, and (b) 2,215,000 Shares that Mr. Karfunkel may acquire upon the exercise of Warrants owned by Mr. Karfunkel as of the date of this Statement.

(b)           As of the date of this Statement, Mr. Karfunkel had the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of 2,782,217 Shares.

If Mr. Karfunkel were to exercise the 2,215,000 Warrants he owns as of the date of this Statement, which are all presently exercisable, he would hold the sole power to vote or direct the vote, and sole the power to dispose or direct the disposition of such Shares upon the issuance of such Shares.

(c)           On August 20, 2009, the Company completed an exchange offer to the holders of promissory notes issued under its Revolving Line of Credit Agreement.  The Company issued to Mr. Karfunkel 285,715 Shares and 15,000 stock purchase warrants in exchange for his revolving line of credit promissory note in the amount of $500,000.

The warrants issued in the exchange offer are exercisable at a price of $2.00 per share, subject to adjustment under the terms of a warrant agreement governing the warrants, and will expire at 5:00 p.m., New York time, on October 31, 2010.

The Company also paid Mr. Karfunkel $49,833.33 of interest on his promissory note tendered in the exchange offer:  The Company paid each tendering note holder all interest accrued plus the amount of interest that would have accrued had the note holder held their note to maturity.

(d)           No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported in this Statement.

(e)           Not applicable.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information contained in this Statement is true, complete and correct.

Dated:  August 24, 2009

s/George Karfunkel
George Karfunkel